111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.2015 www.shefskylaw.com Paul T. Jenson
Direct: (312) 836-4046
Facsimile: (312) 275-7581
E-mail: pjenson@shefskylaw.com

In Reference To:
025793-00002

March 19, 2009

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Realty Holdings Limited Partnership
Form 10-K for the year ended December 31, 2007
Filed March 25, 2008
File No. 001-32389

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Realty Holdings Limited Partnership (the “Company”), in response to the additional comment contained in the Staff’s letter dated January 29, 2009.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

We have read and considered your response and remain unclear of your basis for consolidation, primarily because there is not an entity holding the property that would be subject to consolidation under ARB 51.  If your undivided tenant in common interests represent undivided interests as defined by paragraph 11 of SOP 78-9, please tell us how you have evaluated that literature to assess whether proportionate consolidation or the equity method is appropriate.  Based upon your response, it appears that there is joint control which indicates that the equity method should be followed.  Please revise your financial statements to deconsolidate the two real estate properties and provide us with your analysis of whether the two properties should be accounted for using the equity method or proportionate consolidation.

RESPONSE:

The Company has considered your comment regarding consolidation of undivided interests.  While the Company continues to believe that consolidation can be supported by the facts and circumstances present in this situation, the Company has concluded that the equity method of accounting is the preferable accounting method for these undivided interests as it reflects that a certain amount of control does exist for the minority tenant in common and that there is not an entity holding the property being consolidated.

The Company intends to file its annual report on Form 10-K for the year ended December 31, 2008.  The Company’s 2008 10-K will include financial statements utilizing the equity method for the two properties under comment.  Given the expected timely filing of its 2008 10-K, the Company does not intend to file a 2007 10-K/A.  The Company will also update the unaudited quarterly financial information footnote to give effect to the equity method of accounting for the undivided interests in the Company’s quarterly financial information.  The Company has considered SFAS No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3”, specifically paragraphs 7 and 13, in determining how to report this change.  The change in the Company’s consolidation policy will be reported in its Significant Accounting Policies along with the aforementioned reasons why the equity method is preferable, in light of the staff’s comments.  The change will be applied retrospectively to all prior periods presented, however, only the 2007 annual information will be affected as both of the affected undivided interests were acquired in that year.  No cumulative effect of the change will be reported, as there is no effect from this change on partners’ equity, losses from continuing operations, net income, or corresponding per limited partnership unit amounts, as previously reported.

The Company reviewed the requirements of Regulation S-X, Rule 3-09 regarding financial statements of unconsolidated subsidiaries to determine the need for audited financial statements of the unconsolidated subsidiaries and found that neither undivided interest was significant at the 20% level.  Summarized financial information for the equity method investments will be provided in the footnotes to the Company’s audited financial statements.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.  The Company hopes that the information included in this response satisfies the Staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

PTJ/dja
cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich